Filed by Energy Transfer Partners, L.P.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Sunoco, Inc.
Commission File No.: 1-06841
Energy Transfer Partners, L.P.
Presentation to Fixed Income Investors
June 5, 2012
Michael Doss
Vice President - Finance

Legal Disclaimer
SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Statements in this document regarding the proposed transaction between Energy Transfer Partners, L.P. (“ETP”) and
Sunoco, Inc. (“Sunoco”), the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, and any other statements about ETP, Energy Transfer Equity, L.P. (“ETE”), Sunoco Logistics Partners, L.P. (“SXL”) or Sunoco
managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact
(including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions)
should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory approvals, Sunoco shareholder approval and the satisfaction of other conditions to consummation of the transaction; the ability of  ETP to successfully integrate Sunoco’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employee suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in the Annual
Reports on Form 10-K for the year ended December 31, 2011 filed with the SEC by ETP, ETE, SXL and Sunoco.  ETP,
ETE, SXL and Sunoco disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

ETP Overview
• Energy Transfer Partners, L.P. (“ETP”) is one of the largest publicly traded MLPs
– Adjusted EBITDA of $1.74 billion in 2011 and $536 million in Q1 2012
– Equity market capitalization of approximately $9.8 billion
¹
and an enterprise value of $18.5 billion
1,2
– More than $17.4 billion of total assets
• ETP has a diversified portfolio of strategically positions natural gas and NGL assets
– Approximately 23,500 miles of intrastate and interstate natural gas pipelines, including JVs
– 74 Bcf of working natural gas storage capacity
– More than 1,500 miles of NGL pipeline
– NGL storage and fractionation facilities
• ETP has transformed itself over the last eighteen months as we:
– Entered the NGL business through our Lone Star joint venture and its acquisition of LDH Energy
– Announced more than $3.0 billion of organic growth opportunities with a focus on liquids-rich opportunities
– Contributed our Propane business to AmeriGas
– Closed the acquisition of Southern Union’s 50% interest in Citrus (which owns FGT)
– Announced the proposed acquisition of Sunoco, Inc. (“SUN”)
• Throughout this transformation, we have continued to demonstrate our commitment to investment grade ratings by:
– Focusing on long-term, fee-based contracts
– Significantly improving our business profile
– Managing commodity exposure through the use of hedges
– Applying cash proceeds from the Propane Contribution to reduce indebtedness
– Issuing more than $3.5 billion in equity over the past three years to fund growth
1 As of June 1, 2012.  Excludes the value of incentive distribution rights (IDRs) held by ETE.
2 Includes net debt as of March 31, 2012

Proposed Acquisition of SUN
• ETP has announced the acquisition of 100% of SUN’s outstanding common stock for $5.3 billion
• Creates a “best in class” natural gas, crude oil, NGLs and refined product logistics platform
– Provides customers with a full suite of capabilities in key geographic locations
– Diversifies ETP’s existing assets into crude oil and refined products transportation, terminalling and logistics
– Provides a growth engine for ETP through ownership of interests in Sunoco Logistics Partners L.P. (“SXL”)
– Dramatically expands scale, operational diversity and geographic footprint of SUN and SXL, enabling businesses to fully deliver on potential
• Accretive to ETP cash flow while providing SUN shareholders increased value now and into the future
• Key SUN and SXL management will remain and continue to run businesses

Pro Forma Organizational Structure
70%
30%
Energy Transfer Equity, L.P.
(NYSE: ETE)
Ownership in RGP
100% RGP IDRs
1.6% General Partner Interest
26.3mm LP units (15.4% of total)
Ownership in ETP
100% ETP IDRs
1.5% General Partner Interest
52.5mm LP units (22.9% of total)
Ownership in SUG
100% SUG Shares
Regency Energy Partners LP
(NYSE: RGP)
Energy Transfer Partners, L.P.
(NYSE: ETP)
Southern Union Co.
Gathering & Processing
Joint Ventures
Contract Treating
Contract Compression
Lone Star NGL
Midstream
NGL
Intrastate Transportation & Storage
Interstate Transportation
SUGS
Panhandle Companies
LDCs
Ownership in SXL
100% SXL IDRs
2% GP Interest
32.4% LP Interest

6 ETP Pro Forma Asset Overview Pipelines ETP SXL Processing Treating Pipelines Terminals Storage Note: Excludes SUN’s retail marketing locations

Growth Drivers

- FEP & Tiger ramp-ups
- Eagle Ford shale projects
- ETP NGL pipeline
- LDH Energy acquisition (Lone Star)
- Lone Star NGL fractionators
- Lone Star NGL pipeline
- Woodford project
- Citrus acquisition
- SUN acquisition & SXL interests

$401
$766
$1,143
$1,379
$1,477
$1,541
$1,743
FY 2005
FY 2006
FY 2007
2008
2009
2010
2011

ENERGY TRANSFER

7 Adjusted EBITDA in $ millions. Since Q4 2010, ETP has announced more than $3.0 billion of organic growth projects and $8.6 billion of strategic acquisitions Adjusted EBITDA Expected to Grow

52%
47%
38%
26%
14%
21%
22%
15%
16%
14%
21%
25%
18%
18%
13%
5%
4%
10%
20%
2009 2010 2011 2011
pro forma
Intrastate Midstream
Interstate Propane
NGL Retail
Crude & Refined Products
Increasingly Diversified Sources of Cash Flow
(1) 2011 ETP pro forma for contribution of propane to AmeriGas Partners, L.P. and Citrus acquisition.
Excludes distributions from AmeriGas Partners, L.P.
Consolidation of SXL assumed.
•
SUN acquisition will increase ETP’s fee-based services
provided to producers while balancing its sources of cash
flows
•
Inventory of attractive NGL and crude oil projects at SXL
augments ETP’s growth projects and provides visibility to
meaningful EBITDA growth
– Pro forma combined 2012 growth capex of ~$2.2 billion
with the vast majority allocated to NGLs, midstream and
crude oil projects
•
Retail business provides an additional stable segment to
ETP's overall business mix
(1)

ETP Adjusted EBITDA

Robust Portfolio of Growth Projects
Project Description Capacity
Expected
Completion
Estimated Cost
($ mm)
Midstream
Dos Hermanas
Pipeline
50-mile, 24-inch pipeline originating in northwest Webb County and extending to ETP's existing
Houston Pipeline rich gas gathering system in eastern Webb County
400 MMcf/d In-service
Q4 2010
$43
Chisholm Pipeline 83 mile, 20-inch pipeline extending from DeWitt County to ETP's La Grange Processing Plant in
Fayette County
100 MMcf/d, expandable
to 300 MMcf/d
In-service
Q2 2011
$68
REM Phase I 160-mile, 30-inch pipeline originating in Dimmitt County and extending to the Chisholm Pipeline for ultimate delivery to ETP’s processing plants
400 MMcf/d, expandable to
800 MMcf/d
In-service
Q4 2011
$230
Chisholm Plant Natural gas processing plant located adjacent to ETP's existing La Grange Plant in Fayette County 120 MMcf/d Q1 2012 $70
REM Phase II 70 mile, 42-inch pipeline expansion, which will extend from the Chisholm Pipeline in DeWitt County east into Jackson County
800 MMcf/d Q4 2012 $170
400 MMcf/d,  Phase I Q1 2013 $400
200 MMcf/d,  Phase II Q1 2014
200 MMcf/d,  Phase III Q1 2014
Red River Gathering
Pipeline & Godley
117-mile, 24- and 30-inch pipeline from Carter County, Oklahoma to ETP's Godley Plant in Johnson
County, Texas
450 MMcf/d, expandable to
550 MMcf/d
Q4 2012 $360
Godley Plant
Expansion
Cryogenic processing plant to be constructed at the Godley processing facility in Johnson County,
Texas
200 MMcf/d Q3 2013
Karnes County
Processing Plant
Natural gas processing plant located in Karnes County 200 MMcf/d Q4 2012 $210
REM Expansion 37 miles, 30-inch pipeline expansion - Q4 2013
Sub-total $1,551
NGL (ETP)
Freedom Pipeline 43-mile, 8-inch NGL pipeline connecting the Liberty pipeline to ETP's La Grange & Chisholm plants
40 Mbpd
In-service
Q3 2011
$30
Liberty Pipeline 93-mile, 12-inch NGL pipeline owned through a 50/50 JV with Copano. Connects the Freedom pipeline to the Formosa plant 90 Mbpd
In-service
Q3 2011
$26
Justice Pipeline 130-mile, 20-inch NGL pipeline from the Jackson Plant to Mont Belvieu 340 Mpbd Q3 2012 $300
Sub-total $356
NGL (70% interest in Lone Star)
West Texas Gateway 570-mile NGL pipeline originating in Winkler County and terminating in Jackson County 200 Mbpd Q1 2013 $642
Frac I Mont Belvieu NGL fractionator 100 Mbpd Q1 2013 $273
Frac II Mont Belvieu NGL fractionator 100 Mbpd Q1 2014 $245
Sub-total $1,160
Total announced ETP growth projects since Q4 2010 (including 70% of Lone Star) $3,067
Jackson Plant Natural gas processing plant located in Jackson County

ETC Eagle Ford Pipeline Projects
ETC La Grange & Chisholm Plants
Freedom Pipeline
Houston
San Antonio
Mont Belvieu Complex
Justice NGL to Mt Belvieu
ETC REM Phase II
ETC Chisholm
West Texas Gateway Pipeline
REM Loop Expansion
ETC Jackson County Processing Plant
Tilden Comp.
ETC REM Phase I
Oil
Wet Gas
Dry Gas
Liberty Pipeline
Formosa Pt Comfort
ETC Dos Hermanas
San Cajos
Exxon King Ranch
0 10 20 30 40 50 Miles
Legend
ETC Jackson Plant
ETC Kenedy Plant
ETC Pipelines
ETC REM Phases I & II
ETC Chisholm
ETC Dos Hermanas
ETC San Cajos
ETC Las Bonitas
Lone Star- P300 Expansion
West Texas Gateway Pipeline
ETC Dimmit Ext
ETC Freedom Pipeline
ETC Liberty Pipeline
ETC Justice Pipeline
Lone Star NGL Assets
ETC Spirit Pipeline

ENERGY TRANSFER

Eagle Ford Shale Projects 10

Lone Star NGL Assets
Existing and Expansion Lines
New Mexico
Oklahoma
Arkansas
Mississippi
Texas
Louisiana
Baden Storage
Hattiesburg Storage
Mt Belvieu - Lone Star Fractionation & Storage
Sea Robin Plant
Geismar Fractionator
Sorrento Plant
Chalmette Plant
Legend
Lone Star West Texas Gateway Expansion
Lone Star Planned Laterals
Leased Capacity on ETC Justice NGL Line
Lone Star NGL Existing Assets

ENERGY TRANSFER

West Texas Gateway Project
(NGL) Pipeline
Lone Star Projects (70% ETP)
• Approximately 570 miles of 16-inch pipe
with an initial capacity of 200,000 Bbl/d
• Originating in Winkler County and
terminating in Jackson County, Texas
• Lone Star has secured capacity through
ETP’s Justice NGL pipeline from
Jackson County to Mont Belvieu
• Expected in-service Q1 2013
Mont Belvieu Fractionator I & II
•
•
Two 100,000 Bbl/d NGL fractionators to
be constructed at Mont Belvieu
A substantial amount of the fractionation
capacity will be utilized for NGLs from
ETP’s Justice Pipeline
• Expected in-service:
Frac I - Q1 2013
Frac II - Q1 2014

Lone Star & ETP NGL Assets
Existing and Expansion Lines
Oklahoma
New Mexico
Arkansas
Mississippi
Texas
Louisiana
Baden Storage
Godley Plant
Hattiesburg Storage
Geismar Fractionator
Sea Robin Plant
Sorrento Plant
Chalmette Plant
LaGrange/Chisholm Plant Complex
Jackson Plant
Mt Belvieu - Lone Star Fractionation & Storage
Legend
Lone Star West Texas Gateway Expansion
Lone Star Planned Laterals
Lone Star NGL Existing Assets
ETP Justice
ETP Spirit
ETP Freedom
ETP-Copano Liberty JV

ENERGY TRANSFER

Freedom Pipeline
NGL Pipeline Projects (100% ETP)

• 43 mile 8-inch NGL pipeline
• 40,000 Bbl/d design capacity
• In-service September 2011
Liberty Pipeline
• 93 mile 12-inch NGL pipeline
• 90,000 Bbl/d design capacity
• 50/50 JV with Copano
• In-service September 2011
Justice Pipeline
• 130 mile 20-inch NGL pipeline
• 340,000 Bbl/d design capacity
• Expected in-service Q3 2012

Citrus Overview (50% ETP)

Florida Gas Transmission System Map
•
Florida Gas Transmission (“FGT”) is 100% owned by
Citrus Corp. (“Citrus”),
–
Owned 50% by ETP and 50% by El Paso Corp., which
was recently acquired by Kinder Morgan, Inc.
–
Approximately 5,400 miles of pipe and mainline
system capacity of 3.1 Bcf/d
–
Delivered ~63% of the natural gas consumed in
Florida in 2010
–
Largely demand driven with 30,000+ MW of gas-fired
generation connected to FGT
–
Over 240 delivery points and 50 interconnects with
interstate and intrastate pipelines
–
Gulfstream is currently the only competitor for gas
supply into Florida, with 1.26 Bcf/d capacity
•
2011 revenue and EBITDA were $694 million and $531
million, respectively
FGT Phase VIII Expansion
•
Phase VIII, an 820,000 MMBtu/d expansion from
Mississippi to South / Central Florida, was placed in
service on April 1, 2011 with a total project cost of $2.5
billion
•
Expansion capacity is currently 78% contracted on a firm
basis for a tenure of up to 25 years
Overview

Managed Commodity Exposure
• Intrastate Segment
– We manage our open transportation capacity (approximately 1.0 Bcf/d) between points across
Texas through the use of buy/sale transactions and commodity derivatives
– 100% of net retained fuel volumes (approximately 60 MMcf/d) hedged at an average price of
$3.78/MMBtu in 2012 and $3.72/MMBtu in 2013
– As of March 31st, we had 54 Bcf in the ground managed for our own account that we now expect to withdraw in late 2012 / early 2013 at average spreads of $0.95/MMBtu.
• Midstream Segment
– Approximately 16,700 Bbl/d of equity NGL volumes
• Interstate Segment
– Nearly all revenues are demand charges
– Minimal direct exposure to natural gas prices
• NGL Segment
– Nearly all gross margin is fee-based
– Lone Star (of which we own 70%) has approximately 3,500 Bbl/d equity NGL volumes

Balanced Approach To Funding Growth
49%
24%
63%
34%
60%
76%
63%
53%
54%
51%
76%
37%
66%
40%
24%
37%
47%
46%
FY 2005 FY 2006 16 Mo.
Ended
12/31/07
2008 2009 2010 2011 2012E Cumulative
Equity + Excess Cash Flow    Debt
Total Capital
Deployed
¹
($ mm):
$1,292
$1,204 $3,062
$1,896
$1,328 $834 $3,428
$18,511
2
3
$5,468
1
2
3 ETP changed from a fiscal year end of August 31 to a calendar year end at the end of 2007.
st
Excludes capital contributions to joint ventures other than Lone Star. Includes cash paid for acquisitions and proceeds from the sale of assets.
Equity includes net proceeds from issuance of common units plus capital contributions from general partner, capital contributions from non-controlling interest, and common units issued in connection with acquisitions.  Excess Cash Flow includes net cash provided by operating activities less maintenance capital expenditures and distributions paid plus proceeds from sale of assets and discontinued operations.

Debt Capitalization
($ million) 3/31/2012 12/31/2011
Revolving Credit Facility ($2,500) 190 $               314 $
Senior Notes:
5.65% due 2012 108                  400
6.00% due 2013 350                  350
8.50% due 2014 292                  350
5.95% due 2015 750                  750
6.13% due 2017 400                  400
6.70% due 2018 600                  600
9.70% due 2019 400                  600
9.00% due 2019 450                  650
4.65% due 2021 800                  800
5.20% due 2022 1,000               -
6.63% due 2036 400                  400
7.50% due 2038 550                  550
6.05% due 2041 700                  700
6.50% due 2042 1,000               -
Total Senior Notes 7,800               6,550
Other Long-Term Debt:
Transwestern Senior Notes 870                  870
Other 1                      82
Total Other Long-Term Debt 871                  952
Total Debt 8,861 $            7,816 $

Ratings Summary
Moody's S&P Fitch
Rating Outlook Rating Outlook Rating Outlook
ETP
Senior Unsecured Baa3 Negative BBB- Stable BBB- Negative
SUN
Senior Unsecured Ba2 Developing BB+ CW Positive BB+ Stable
SXL
Senior Unsecured Baa2 Review Down BBB Negative BBB Stable

• ETP is one of the largest publicly traded MLPs with an equity market capitalization of approximately
$9.8 billion¹
and an enterprise value of $18.5 billion
1,2
• Owns and operates more than 23,500 miles of intrastate and interstate pipelines and 1,500 miles of
NGL pipeline
• Connects prolific natural gas producing areas with multiple end markets
Key Considerations
Large
Diversified
Asset Base
Strong
Balance Sheet
Stable Asset
Base & Cash
Flow Profile
Well
Managed
Growth
Profile
• Committed to maintaining a strong balance sheet and investment credit grade metrics
• Track record of maintaining a strong liquidity position
• Proven ability to raise equity including more than $3.5 billion in net proceeds from equity offerings over the past three years
• Significant fee-based operating income and long-lived assets
• High-quality customer base with strong credit profile
• Hedge positions provide for further cash flow stability in commodity price sensitive areas
• Low-risk, high-return projects supported by long-term customer contracts
• Demonstrated ability to construct and place into service pipelines on-time / on-budget
• Balanced approach to funding
1
As of June 1, 2012.  Excludes the value of incentive distribution rights (IDRs) held by ETE.
2
Includes net debt as of March 31, 2012

Adjusted EBITDA Reconciliation (ETP)
Years Ended December 31,
($ millions)
2008 2009 2010 2011
Net income 866.0 $                     791.5 $                     617.2 $                     697.2 $
Interest expense, net of interest capitalized 265.7                        394.3                        412.6                        474.1
Income tax expense 6.7                           12.8                          15.5                          18.8
Depreciation and amortization 262.2                        312.8                        343.0                        430.9
Non-cash compensation expense 23.5                          24.0                          27.2                          37.5
(Gains) losses on disposals of assets 1.3                           1.6                           5.0                           3.2
Gains on non-hedged interest rate derivatives 51.0                          (39.2)                         (4.6)                          77.4
Unrealized (gains) losses on commodity risk management activities (35.5)                         (30.0)                         78.3                          11.4
Goodwill impairment loss 11.4                          -                           -                           -
Impairment of investment in affiliate -                           -                           52.6                          5.4
Proportionate share of unconsolidated affiliates' interest, depreciation
and allowance for equity funds used during construction -                           22.3                          22.5                          30.0
Adjusted EBITDA attributable to non-controlling interest -                           -                           -                           (37.8)
Other, net (includes allowance for equity funds used during construction) (73.3)                         (12.7)                         (28.5)                         (5.4)
Adjusted EBITDA 1,378.9 $                 1,477.4 $                 1,540.9 $                 1,742.6 $
Adjusted EBITDA is a non-GAAP financial measure.  Management believes Adjusted EBITDA provides useful information to investors as measure of comparison with peer companies, including companies that may have different financing and capital structures.  The presentation of Adjusted EBITDA also allows investors to view our performance in a manner similar to the methods used by management and provides additional insight to our operating results.
There are material limitations to using measures such as Adjusted EBITDA, including the difficulty associated with using it as the sole measure to compare the results of one company to another, and the inability to analyze certain significant items that directly affect a company’s net income or loss or cash flows. In addition, our calculation of Adjusted
EBITDA may not be consistent with similarly titled measures of other companies and should be viewed in conjunction with measurements that are computed in accordance with
GAAP, such as gross margin, operating income, net income, and cash flow from operating activities.
Definition of Adjusted EBITDA
ETP defines Adjusted EBITDA as total partnership earnings before interest, taxes, depreciation, amortization, and other non-cash items, such as non-cash compensation expense, gains and losses on disposals of assets, the allowance for equity funds used during construction, unrealized gains and losses on commodity risk management activities, non-cash impairment charges, and other non-operating income or expense items.  Unrealized gains and losses on commodity risk management activities includes unrealized gains and losses on commodity derivatives and inventory fair value adjustments (excluding lower of cost or market adjustments).